STATEMENT OF INVESTMENTS

Dreyfus Basic Money Market Fund, Inc.

May 31, 2006 (Unaudited)

Negotiable Bank Certificates Of Deposit--8.0%	Principal Amount ($)	Value ($)
Bank of America N.A.		
5.07%, 3/21/07	40,000,000 a	40,000,000
Credit Suisse (Yankee)		
4.75%, 7/5/06	40,000,000	40,000,000
Total Negotiable Bank Certificates Of Deposit		
(cost $80,000,000)		**80,000,000**
Commercial Paper--70.5%		
Alliance & Leicester PLC		
4.92%, 6/23/06	26,498,000	26,419,301
Amsterdam Funding Corp.		
4.93%, 6/29/06	45,000,000 b	44,829,550
Barclays U.S. Funding Corp.		
5.11%, 8/8/06	40,000,000	39,618,444
Beethoven Funding Corporation		
5.06%, 6/27/06	25,000,000 b	24,909,181
Beta Finance Inc.		
5.10%, 8/1/06	41,000,000 b	40,650,138
CBA (Delaware) Finance Inc.		
4.89%, 6/22/06	20,000,000	19,943,650
CC (USA) Inc.		
4.90%, 6/23/06	30,000,000 b	29,911,267
Citigroup Global Markets Holdings Inc.		
5.11%, 8/8/06	41,000,000	40,609,293
Cullinan Finance Ltd.		
4.90% - 4.93%, 6/22/06 - 6/29/06	25,620,000 b	25,542,669
Deutsche Bank Financial LLC		
5.07%, 6/1/06	42,000,000	42,000,000
FCAR Owner Trust, Ser. I		
4.91%, 6/23/06	40,000,000	39,881,444
General Electric Capital Corp.		
4.93%, 6/29/06	40,000,000	39,848,489
Harrier Finance Funding Ltd.		
5.10%, 8/3/06	40,000,000 b	39,647,550
HBOS Treasury Services PLC		
5.20%, 9/1/06	40,000,000	39,475,600
HSBC Bank USA N.A.		
5.10%, 8/3/06	30,000,000	29,735,925
K2 (USA) LLC		
4.93% - 5.20%, 6/28/06 - 8/31/06	19,000,000 b	18,837,453
Mane Funding Corp.		
4.92%, 6/26/06	25,500,000 b	25,413,938
Nationwide Building Society		
4.90%, 6/23/06	20,000,000	19,940,844
Premier Asset Collateralized Entity LLC		
4.90% - 5.12%, 6/12/06 - 8/4/06	42,050,000 b	41,825,883
Scaldis Capital Ltd.		

5.10%, 8/3/06	40,000,000 b	39,647,550
UBS Finance Delaware LLC		
5.05%, 6/1/06	40,000,000	40,000,000
Total Commercial Paper		
(cost $708,688,169)		**708,688,169**

Corporate Notes--26.4%

Commonwealth Bank of Australia		
5.05%, 6/24/06	25,000,000 a	25,000,000
HSH Nordbank AG		
4.99%, 6/2/06	45,000,000 a,b	44,997,230
Royal Bank of Scotland PLC		
5.07%, 6/21/06	40,000,000 a	40,000,000
Societe Generale		
5.14%, 6/1/06	40,000,000 a	40,000,000
Toyota Motor Credit Corp.		
5.06%, 8/8/06	30,000,000 a,b	30,000,000
Wells Fargo & Co.		
5.00%, 6/5/06	45,000,000 a	45,000,000
Westpac Banking Corp.		
5.05%, 6/16/06	40,000,000 a	40,000,000
Total Corporate Notes		
(cost $264,997,230)		**264,997,230**

Time Deposits--.3%

Key Bank U.S.A., N.A. (Grand Cayman)			
5.07%, 6/1/06			
(cost $2,700,000)		2,700,000	**2,700,000**
Total Investments (cost $1,056,385,399)		**105.2%**	**1,056,385,399**
Liabilities, Less Cash and Receivables		**(5.2%)**	**(52,420,587)**
Net Assets		**100.0%**	**1,003,964,812**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $406,212,409 or 40.5% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.